December 20, 2007
Ms. Anne Nguyen Parker
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549

Re:	Eagle Rock Energy Partners, L.P. Registration Statement on Form S-3 Filed November 8, 2007 File No. 333-144938
Dear Ms. Parker:
     Thank you for the comments included in your letter dated November 29, 2007. I am providing the enclosed responses on behalf of the Partnership. Each of your comments is reproduced below, with specific responses following each comment.
General
1.	We note that you have filed a 10-Q for the third quarter ended September 30, 2007. Please update the disclosure throughout your registration statement accordingly.

Response

We note your comment and have included on pages 36, 54 and 139 references to the 10-Q for the third quarter ended September 30, 2007.
Summary
Recent Developments, page 6
2.	Add a specific reference to your pending Form S-1 in regard to the registration of 18,574,496 selling shareholder common units.

Anne Nguyen Parker
United States Securities and Exchange Commission
December 20, 2007

Response

We note your comment and have included on page 8 a reference to the Form S-1 which appears as follows:

“Common Unit Purchase Agreement. On March 30, 2007, we entered into a Common Unit Purchase Agreement with several institutional purchasers in connection with the private placement of 7,005,495 common units. The units were purchased at a price of $18.20 per unit resulting in gross proceeds of $127.5 million. The proceeds from the private offering were used to fully fund the cash portion of the purchase price of the Laser Acquisition. The offering closed simultaneously with the Laser Acquisition on May 3, 2007. As part of this transaction, we agreed to file a registration statement with the SEC, to which this prospectus is a part of, registering for resale the common units within 90 days after the closing of the issuance of the common units. We filed and have an effective registration statement (No. 333-144938, which acts as a post-effective amendment to No. 333-140370) for resale of 18,574,496 of our common units. We filed and have an effective registration statement (No. 333-144938, which acts as a post-effective amendment to No. 333-140370) for resale of 18,574,496 of our common units.”
Management
Directors and Executive Officers, page 75
3.	We note the Form 8-K you filed on November 9, 2007 indicating that Mr. Fitzgerald had resumed his duties. Please revise your disclosure in this section accordingly.

Response

On December 19, 2007, Mr. FitzGerald resigned from his positions as Senior Vice President, Chief Financial Officer and Treasurer of Eagle Rock Energy G&P, LLC. We have, therefore, removed Mr. FitzGerald from the Directors and Executive Officers table on page 77. We have included on page 139 a reference to the Form 8-K filed on December 19, 2007 regarding this matter.
Incorporation by Reference, page 138
4.	Please monitor your need to incorporate filings you have made under the Securities Exchange Act of 1934. We note for example that you need to incorporate the Form 8-K filed November 9, 2007 and your Form 10-Q for the quarter ended September 30, 2007 filed November 16, 2007. Refer to Interpretation H.69 of the Division’s Manual of Publicly Available Telephone Interpretations, Securities Act Form S-3, available at www.sec.gov.

Anne Nguyen Parker
United States Securities and Exchange Commission
December 20, 2007

Response

We note your comment and have included on page 139 a reference to the Form 8-Ks filed on November 9, 2007, December 13, 2007 and December 19, 2007. We have also included on page 139 a reference to the 10-Q filed for the third quarter ended September 30, 2007.

We note your comment and have also added language on page 139 to incorporate by reference documents filed after the date of the initial registration statement and prior to the effectiveness of the registration statement. This language will be removed from the prospectus after the registration statement is effective. The language appears as follows:

“We incorporate by reference the documents listed below and any future filings we make with the SEC, including all such documents we may file after the date of the initial registration statement and prior to the effectiveness of the registration statement, under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, excluding any information in those documents that is deemed by the rules of the SEC to be furnished not filed, until we close this offering.”
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     Finally, we note the guidance you provide in your letter regarding a request for acceleration and the other matters addressed in the closing paragraphs of your letter, and advise you that we will comply with those requirements at the appropriate time. In the meantime, please do not hesitate to call with any questions or additional comments regarding the amendment to the Form S-3 and this letter. If we can facilitate your review by arranging for the appropriate company personnel to contact the staff directly, we would be happy to do so, I can be reached at (713) 951-5864.

Very truly yours,
/s/ Thomas R. Lamme
Thomas R. Lamme